UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

Commission file number: 001-09383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WESTAMERICA BANCORPORATION TAX DEFERRED

SAVINGS/RETIREMENT PLAN (ESOP)

B.	Name of the securities held pursuant to the plan and the address of its principal executive office:

WESTAMERICA BANCORPORATION

1108 FIFTH AVENUE

SAN RAFAEL, CALIFORNIA 94901

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

San Rafael, California

FINANCIAL STATEMENTS

December 31, 2023 and 2022

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

FINANCIAL STATEMENTS

December 31, 2023 and 2022

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and Employee Benefits and

Compensation Committee of the

Board of Directors of

Westamerica Bancorporation

San Rafael, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

1

Supplemental Information

The supplemental Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2023 and Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 have been subjected to audit procedures performed in conjunction with the audit of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated in all material respects in relation to the financial statements as a whole.

/s/Crowe LLP

Crowe LLP

We have served as the Plan’s auditor since 2012.

Oak Brook, Illinois

June 28, 2024

2

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2023 and 2022

	2023	2022

ASSETS

Investments, at fair value (Notes 3 and 4)	$60,838,920	$54,383,966
Notes receivable from participants	544,756	549,935

Total assets and net assets available for benefits	$61,383,676	$54,933,901

See accompanying notes to financial statements.

3

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31, 2023 and 2022

	2023	2022

Investment income (loss):
Dividends and capital gains distributions	$1,790,938	$1,849,643
Net appreciation (depreciation) in fair value of investments	5,310,046	(10,299,301)

Total investment income (loss)	7,100,984	(8,449,658)

Interest income on notes receivable from participants	31,371	27,369

Contributions:
Participants	1,474,366	1,584,309
Employer	895,605	942,842
Participant rollovers	38,942	11,550

Total contributions	2,408,913	2,538,701

Total income (loss) and contributions	9,541,268	(5,883,588)

Benefits paid to participants	(3,063,545)	(9,044,901)
Administrative expenses	(27,948)	(34,612)

Total benefit payments and expenses	(3,091,493)	(9,079,513)

Net increase (decrease)	6,449,775	(14,963,101)

Net assets available for benefits:
Beginning of year	54,933,901	69,897,002

End of year	$61,383,676	$54,933,901

See accompanying notes to financial statements.

4

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering eligible employees of Westamerica Bancorporation and its subsidiaries (the “Company”). The Plan, which became effective October 1, 1985, is intended to be a qualified stock bonus plan under section 401(a) of the Internal Revenue Code (IRC) and is designated as an employee stock ownership plan or ESOP. Portions of the Plan are also intended to qualify as a qualified cash or deferred arrangement within the meaning of section 401(k) of the IRC. The Plan also provides for Roth elective contributions.

The Employee Benefits and Compensation Committee of the Company's Board of Directors (the "Committee") delegates the administration of the Plan to the Company's Pension Management Committee. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of the Company's common stock at the time of contribution. Subsequent to investment in the Company's common stock, participants may direct employer matching contributions among all investment options. Vanguard Fiduciary Trust Company (Vanguard) serves as trustee of the Plan.

Eligibility

During 2022, the Company changed the Plan’s eligibility criteria.

•	Employees of the Company who were compensated on a salaried basis became eligible to participate in the plan on the first day of the calendar month (Entry Date) coinciding with or following the date the employee completed 90 consecutive days of service with the Company or completed 1,000 service hours in a 12-month consecutive period.

•	Effective August 1, 2022, the Entry Date was amended from the first day of the calendar month to the first day of the payroll period.

•	Effective September 4, 2022, hourly employees became eligible to participate in the plan on the first day of the payroll period coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

5

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	DESCRIPTION OF PLAN (Continued)

Vesting

Participants are immediately vested in their salary-deferral contributions and the Company's matching contributions, plus actual earnings and losses thereon. Participants become 20%, 40%, 60%, 80% and 100% vested in the Company’s discretionary contributions after completing, two, three, four, five and six Years of Service, respectively.

Contributions

Each year, participants may elect to make salary deferral contributions in any whole percentage of eligible compensation subject to certain IRC limitations. Participants may elect whether their salary deferral contributions are characterized as pre-tax or after-tax (“Roth”) contributions.

The Company makes a matching contribution equal to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified accounts, defined benefit or defined contribution plans. For the years ended December 31, 2023 and 2022, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with benefit payments, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution. Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

Participants' Investment Options

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. Participants may redirect Company matching contributions from the Westamerica Common Stock Fund to other investment options at their discretion and without limitation.

Participants direct participant contributions to be invested, in whole or in part, in any of the following investment fund options as of December 31, 2023:

•	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

6

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	DESCRIPTION OF PLAN (Continued)

•	Vanguard Institutional Index Fund Institutional Shares, which invests in stocks of the 500 largest U.S. companies, which span many different industries and account for about three-fourths of the U.S. stock market’s value.

•	Vanguard Explorer Fund Admiral Shares, which invests in a diversified group of small-and mid-size company stocks with prospects for above-average growth.

•	Vanguard U.S. Growth Fund Admiral Shares, which invests primarily in stocks of large companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

•	Vanguard Cash Reserves Federal Money Market Fund Admiral Shares, which invests in short-term, high-quality securities issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

•	Vanguard Total Bond Market Index Fund Admiral Shares, which invests in bonds that provide broad exposure to U.S. investment grade bonds. The fund invests in U.S. government and mortgage-backed securities of all maturities (short-, intermediate-, and long-term issues).

•	Vanguard Total International Stock Index Fund Admiral Shares, which invests in stocks of companies located in developed and emerging economies, with the exception of the United States.

•	Vanguard Windsor II Fund Admiral Shares, which invests in a diversified group of large-capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

•	Vanguard Extended Market Index Fund Admiral Shares, which invests in a broadly diversified portfolio of stocks of small and medium sized U.S. companies. The portfolio is designed to complement the Vanguard Institutional Index fund; together they provide exposure to the entire U.S. equity market.

•	Vanguard Short-Term Bond Index Fund Admiral Shares, which invests in bonds that provide broad exposure to U.S. investment grade bonds. The fund invests about 30% in corporate bonds and 70% in U.S. government bonds with maturities between one and five years.

Vanguard Target Retirement Funds consists of twelve balanced funds with differing asset allocations as follows:

•	Vanguard Target Retirement Income Fund
•	Vanguard Target Retirement 2020 Fund
•	Vanguard Target Retirement 2025 Fund
•	Vanguard Target Retirement 2030 Fund
•	Vanguard Target Retirement 2035 Fund

7

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	DESCRIPTION OF PLAN (Continued)

•	Vanguard Target Retirement 2040 Fund
•	Vanguard Target Retirement 2045 Fund
•	Vanguard Target Retirement 2050 Fund
•	Vanguard Target Retirement 2055 Fund
•	Vanguard Target Retirement 2060 Fund
•	Vanguard Target Retirement 2065 Fund
•	Vanguard Target Retirement 2070 Fund

Each Vanguard Target Retirement Fund (“Target Retirement Fund”) invests in other Vanguard mutual funds using an asset allocation strategy designed for investors planning to retire in or within a few years of the year in the fund's name, except the Income Fund, which is designed for investors in retirement. Once a fund has passed its designated date, such as the 2020 Fund, its asset allocation is gradually adjusted to match that of the Target Retirement Income Fund and it may merge with that fund within seven years after its designated date.

Target Retirement Funds are designed as balanced fund-of-funds for long-term investors. Each Target Retirement Fund invests in broadly diversified funds, which includes stock and bond funds.

With the exception of the Target Retirement Income Fund, the relative allocations among Target Retirement Funds' component funds gradually grow more conservative over a predetermined schedule.

Participants may change their investment options at any time directly through Vanguard.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their vested account balance or $50,000. Effective January 1, 2022, participants are limited to one loan outstanding at any time. For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Participant loans are funded by selling investments in the borrowing participant's accounts and bear fixed interest rates determined using market rates prevailing at the time the funds are borrowed. Participant loans are subject to a one-time origination fee and annual maintenance fee. The origination fee is included in the loan balance. Participant loans are made for a term not to exceed 5 years. Principal and interest is paid ratably through payroll deductions and invested in the borrowing participant's accounts in accordance with their investment directions.

8

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

1.	DESCRIPTION OF PLAN (Continued)

Payment of Benefits

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash, as provided by the Plan document. Participants may also receive in-service distributions on account of hardship or after attaining age 59 ½.

Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash or be credited to the participant's account as earnings, which are reinvested in additional shares of Westamerica Bancorporation common stock. If the value of a separated participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan. Benefits payable to separated participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan. As of December 31, 2023 and 2022, there were no benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the Westamerica Bancorporation common stock shares allocated to their account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is permitted to vote any unallocated shares and allocated shares for which instructions have not been given by a participant or beneficiary, in direct proportion to the shares with respect to which it has received timely voting instructions from participants or beneficiaries.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative and Investment Management Expenses

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees for participants actively employed by the Company and other administrative expenses. Administrative expenses reflected in the financial statements are comprised of annual loan maintenance fees for active employees and recordkeeping and information management fees for participants who are no longer employed by the Company (inactive) that maintain Plan account balances. The administrative expenses were included as reductions to the respective participants’ account balances. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

9

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. It is at least reasonably possible that a significant change may occur in the near term in the estimated fair value of the Plan's investments.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected. Trustee fees charged to the Westamerica Bancorporation Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund. Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

The Westamerica Bancorporation Common Stock Fund is invested in the Company’s common stock and temporary interest-bearing money market funds. The money market fund component at December 31, 2023 and 2022, was insignificant and is not separately reflected. As such, disclosures reflect whole shares of Westamerica Bancorporation common stock.

10

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.

Payment of Benefits

Benefits are recorded when paid.

Subsequent Events

Plan management has evaluated events occurring after December 31, 2023 and has concluded that there are no events that require recognition or disclosure in the financial statements.

3.	INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

The Plan's investments at December 31, 2023 and 2022 in Westamerica Bancorporation common stock are as follows:

	2023	2022

Number of shares	293,007	284,637

Cost	$13,504,195	$13,207,393

Fair value	$16,528,538	$16,796,429

Concentrations of Investments

The Westamerica Common Stock Fund represents 27% and 31% of total investments of the Plan at December 31, 2023 and 2022, respectively. A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

4.	FAIR VALUE MEASUREMENTS

Fair Value Hierarchy

Fair value is the estimated price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of available observable inputs and minimizing the use of available unobservable inputs. The fair value hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

11

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

4.	FAIR VALUE MEASUREMENTS (Continued)

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to estimate fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Assets Recorded at Fair Value

There were no changes in the valuation techniques used during 2023 and 2022. The following tables present information about the Plan's assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 and 2022.

The Plan is required to record the following assets at fair value on a recurring basis under other accounting pronouncements:

	December 31, 2023
Description	Fair Value	Level 1	Level 2	Level 3

Common stock of Plan Sponsor	$16,528,538	$16,528,538	$-	$-
Mutual funds	44,310,382	44,310,382	-	-
	$60,838,920	$60,838,920	$-	$-

	December 31, 2022
Description	Fair Value	Level 1	Level 2	Level 3

Common stock of Plan Sponsor	$16,796,429	$16,796,429	$-	$-
Mutual funds	37,587,537	37,587,537	-	-
	$54,383,966	$54,383,966	$-	$-

Fair value of the common stock of the Plan Sponsor is based on the closing quoted market price reported on the active market on which the individual securities are traded.

12

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

4.	FAIR VALUE MEASUREMENTS (Continued)

Such securities are actively traded throughout each market trading day on the NASDAQ Global Select Market (Level 1 inputs).

Mutual funds are valued using the Net Asset Value (NAV) provided by the trustee of the fund. The NAV is computed by dividing the value of the underlying assets, minus liabilities, allocated to each share class by the number of fund shares outstanding for that class. Mutual fund NAVs are calculated once each market trading day as of the close of regular market trading (Level 1 inputs). The NAV is a quoted price in a market that is active.

There were no transfers in or out of Levels 1, 2 or 3 for the twelve months ending December 31, 2023 and 2022.

There were no liabilities measured at fair value on a recurring basis at December 31, 2023 or 2022.

Risks and Uncertainties

The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, currency, overall market volatility and risks of global events. Due to the level of risk associated with certain investment securities, changes in the values of investment securities may occur in the near term and such changes could materially affect the participants’ account balance and amounts reported in the financial statements.

5.	FEDERAL INCOME TAX STATUS

The Plan Sponsor adopted a Prototype Non-Standardized Pre-Approved Profit Sharing Plan/CODA/ESOP (“Prototype Plan”). The adoption of the Prototype Plan became effective January 1, 2022. The Prototype Plan received an IRS opinion letter dated June 30, 2020 stating that the Prototype Plan is acceptable under section 401 and 4975(e)(7) of the Internal Revenue Code for use by employers for the benefit of their employees.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax positions that require recognition or disclosure in the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2020.

6.	PARTY-IN-INTEREST TRANSACTIONS

Parties in interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in Westamerica Bancorporation common stock, as disclosed in Note 4 and received dividends on these shares of $505,278 and $475,851 during the years ended December 31, 2023 and 2022, respectively. The purchases of Westamerica Bancorporation common stock were $1,669,539 and $1,202,421 during the years ended December 31, 2023 and 2022, respectively. The sales of Westamerica Bancorporation common stock were $1,224,033 and $1,029,041 during the years ended December 31, 2023 and 2022, respectively. Notes receivable from participants are also considered party-in-interest transactions.

13

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

6.	PARTY-IN-INTEREST TRANSACTIONS (Continued)

Management fees and operating expenses charged to the Plan’s investments in shares of registered investment companies (mutual funds) are deducted from mutual fund income earned on a daily basis and are not separately reflected. Trustee fees charged to the Westamerica Common Stock Fund are deducted from income earned on the Westamerica Common Stock Fund. Consequently, management fees, operating expenses and trustee fees are reflected as a reduction of investment return for such investments.

Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2023 and 2022 amounted to $28,887 and $31,673 respectively.

The Company provides bookkeeping and other administrative services for the Plan at no charge to the Plan. The Company also pays recordkeeping fees, certain other administrative expenses, and certain professional fees to third-party service providers on behalf of the Plan.

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2023 and 2022 to Form 5500:

	2023	2022

Net assets available for benefits per the financial statements	$61,383,676	$54,933,901

Deemed distributions of participant loans	(21,029)	(11,518)

Net assets per Form 5500	$61,362,647	$54,922,383

14

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS

December 31, 2023 and 2022

7.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)

The following is a reconciliation of the change in net assets available for benefits for the years ended December 31, 2023 and 2022 per the financial statements to the net income reported in the 2023 and 2022 Form 5500.

	2023	2022
Increase (decrease) in net assets available for benefits per the financial statements	$6,449,775	$(14,963,101)
Change in deemed distributions of participant loans	(9,511)	(1)

Net income (loss) per Form 5500	$6,440,264	$(14,963,102)

15

SUPPLEMENTAL SCHEDULES

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203

PLAN NUMBER: 002

SCHEDULE H, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2023

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included:	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
-	$487	-	-	-

17

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203

PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Westamerica Bancorporation	Common Stock Fund	**	$16,528,538

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Institutional Index Fund
		Institutional Shares	**	10,005,246

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard U.S. Growth Fund Admiral Shares	**	4,818,706

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2025 Fund	**	4,628,520

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		Income Fund	**	4,022,123

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Cash Reserves
		Federal Money Market Fund Admiral Shares	**	3,902,331

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2035 Fund	**	2,277,931

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2030 Fund	**	2,170,208

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Total Bond Market Index Fund
		Admiral Shares	**	1,964,366

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2045 Fund	**	1,651,385

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2060 Fund	**	1,458,133

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Extended Market Index Fund
		Admiral Shares	**	1,362,185

18

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203

PLAN NUMBER: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2023

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issuer, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Windsor II Fund Admiral Shares	**	1,315,433

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Total International Stock Index Fund
		Admiral Shares	**	1,128,362

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2040 Fund	**	1,016,283

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2020 Fund	**	807,261

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2050 Fund	**	713,061

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Explorer Fund Admiral Shares	**	343,289

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Short-Term Bond Index Fund
		Admiral Shares	**	305,812

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2055 Fund	**	257,556

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2065 Fund	**	154,744

*	The Vanguard Group, Inc.	Registered Investment Company
		Vanguard Target Retirement
		2070 Fund	**	7,447

*	Notes Receivable from	Interest rate 4.25% - 9.75%, maturing at
	Plan Participants	various dates through October 30, 2028	**	523,727
				$61,362,647

*	Party-in-interest to the Plan.
**	Cost information is not required as investments are participant-directed.

19

Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION

TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

Date:	June 28, 2024

By:	/s/ Anela Jonas
Anela Jonas
Vice President
And Member, Pension Management Committee

Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm